EXHIBIT 99.2
SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035
Phone: 408-801-1000
Fax: 408-801-8657

Business and Financial Commentary on First Fiscal Quarter 2016 Results1
April 27, 2016

Please note that any non-GAAP financial measures discussed in the business and financial commentary, as defined by the SEC in Regulation G, will be reconciled to the most directly comparable GAAP financial measure. The reconciliation of our financial results is available in the press release issued this afternoon. A presentation containing supplemental information and non-GAAP to GAAP reconciliation tables has been posted on our investor relations website at http://investor.sandisk.com. Any applicable forward looking commentary is exclusive of one-time transactions and does not reflect the effect of any acquisitions, divestitures or other transactions that may be announced after April 27, 2016.

The business and financial commentary contains forward-looking statements that refer to expectations, projections, beliefs or other future events. Please refer to today’s press release, the presentation that has been posted on our investor relations website and our SEC filings, including the most recent 10-K, for more information on the “Risk Factors” that could cause actual results to differ materially from those expressed in the forward-looking statements. SanDisk assumes no obligation to update these forward-looking statements, which speak as of April 27, 2016.

1.
The business and financial commentary has been posted on the SanDisk investor relations website at http://investor.sandisk.com. In light of the pending acquisition of SanDisk Corporation (“SanDisk”) by Western Digital Corporation (“Western Digital”), SanDisk is not holding a conference call to discuss its first fiscal quarter 2016 financial results.

Overview
SanDisk delivered a strong first quarter, with year-over-year growth in revenue of 3%, non-GAAP EPS of 32% and cash flow from operations of 15%. Q1 results were driven by solid execution and better than anticipated demand for our enterprise solutions, client SSDs and removable products. Despite moving from a 14-week to a 13-week quarter, the Q1 sequential decline was shallower than in the last several years. We continue to expect the acquisition by Western Digital to close in the second calendar quarter of 2016, pending regulatory approval from China.

Commentary on Business and Revenue
Our Q1 revenue increased year-over-year by 5% in the retail channel and 1% in the commercial channel. Sequentially, Q1 revenue was down 18% in retail and down 7% in commercial. Our year-over-year performance in the retail channel is particularly noteworthy, with the 5% growth driven by share gains in client SSDs and new innovative solutions such as the SanDisk iXpand™ and SanDisk Ultra® Dual USB Drive products. The SanDisk brand is a competitive advantage in driving demand for new retail products.

Enterprise solutions revenue grew 9% sequentially and 15% year-over-year, driven by enterprise SATA SSDs and PCIe solutions and growth at hyperscale customers. Growth of our enterprise SATA revenue was driven by SanDisk's 15nm, 2-terabyte solution at hyperscale customers. Revenue from hyperscale customers grew both sequentially and year-over-year. While demand patterns from these customers can be lumpy, we expect them to drive significant levels of enterprise SSD usage over the long term. During the first quarter we have been pleased with the growing contribution and strengthening customer engagements related to our InfiniFlash™ all-flash storage platform. The InfiniFlash system is providing game-changing performance, flexibility and economic benefits across a wide range of workloads to a growing set of global customers. We have sampled our second-generation 12 Gb/s enterprise SAS SSD based on our 15nm technology and remain on track to launch this new SAS offering as well as our NVMe PCIe SSD later in 2016. We believe we are on track for another record year of enterprise revenue in 2016.

Client SSD solutions revenue declined 6% sequentially, reflecting seasonality, and grew 6% year-over-year despite the fact that Q1 last year included revenue from a client SSD program at a large customer that ended in Q1 2015. Excluding client SSD revenue from that large customer, client SSD revenue in Q116 was up 55% year-over-year, with strong growth in both commercial and retail channels. During the quarter, we finished qualification of our 15nm X3-based client SSDs at a major OEM, with production ramp expected in Q2. We also expect to complete additional OEM qualifications for our 15nm X3 client SSDs in the second quarter.

Embedded revenue was down 33%, both sequentially and year-over-year, with declines in custom embedded, iNAND™ and iNAND MCP solutions, caused primarily by weak demand from our smartphone customers and our focus on X3 eMMC embedded solutions, which are in the early stages of market adoption. During the first quarter, SanDisk achieved additional design wins for the X3-based iNAND 7232 including the recently announced and highly acclaimed HTC 10. We expect to continue to ramp production of the iNAND 7232 throughout the year as these designs come to market.

Removable products revenue declined 15% sequentially due to Q1 retail seasonality, however we believe we gained global retail market share from Q4 to Q1 in both cards and USBs. Geographically, our retail sales grew year-over-year in most key regions. Removable products revenue grew 6% year-over-year benefiting from new retail solutions such as the iXpand and Dual USB Drive products and growing usage of our cards in new commercial applications that span the home to industrial sectors. In the mobile market, key handset customers are showing renewed commitment to offering a microSD card slot in their phone models and Android M is offering increased functionality in using the removable storage as part of the main memory, both trends in support of continued demand for mobile cards.

We are increasingly penetrating new markets for NAND, such as automotive, connected home, and industrial, with both removable and embedded solutions. The development of connected and autonomous cars is driving customer requirements for NAND solutions; new home automation and entertainment applications continue to grow; and there is a proliferation of industrial applications related to surveillance, healthcare, automation, digital signage, agriculture, drones and more.

Revenue in the ‘other’ category increased 12% sequentially and 54% year-over-year, with the growth driven primarily by sales of components and wafers.

Our total revenue for Q1 reflected year-over-year growth in bits sold of 71% and a year-over-year decline in ASP per gigabyte of 40%. We did not have a 10% customer for the quarter.

Commentary on P&L Results
Non-GAAP gross margin for Q1 was 42%, compared to 43% in both the prior and the year ago quarter. Sequentially, our blended ASP per gigabyte declined 8% and cost per gigabyte declined 6%. Our sequential cost decline was driven by an increased mix of product sales using the 15nm node, reduced wafer costs, and lower non-memory costs stemming from product design initiatives, increased average capacity of the products sold and product mix. We believe the mix of 15nm technology in our sales has now been maximized. The yen to U.S. dollar exchange rate and usage of non-captive memory both had a small negative impact on Q1 sequential cost improvement. The yen rate in our Q1 cost of sales was 121, compared to 123 in Q415, and non-captive memory was used for 5% of Q1 bits sold, compared to 4% in Q415.

Non-GAAP operating expenses in Q1 were $343 million, up $17 million sequentially, with the increase related primarily to higher employee-related costs in R&D.

Q1 non-GAAP operating margin was 17%, up from 15% in Q1 last year. Q1 non-GAAP other income of $8 million included realized gains on two private company investments from our SanDisk Ventures portfolio. The non-GAAP tax rate for Q1 was 31.0% compared to 32.0% in the year ago quarter, and diluted shares were down 6% year-over-year driven by 2015 share repurchases. The resulting Q1 non-GAAP EPS was $0.82, up 32% from Q115.

Last quarter, we indicated that we expected GAAP other income and expense in Q1 to include charges related to the modification and termination of warrants which were under negotiation with bank counterparties related to the Western Digital acquisition. Those negotiations were completed and the Q1 GAAP other income & expense includes gains and losses resulting from the accounting for these transactions, however the net impact to the income statement was immaterial.

Commentary on Cash Flows
Q1 cash flow from operations was $355 million, with strong contribution from a reduction in accounts receivable which reflected a healthy linearity of Q1 sales. SanDisk spent $59 million on non-fab capital investments and received a net $189 million of cash from Flash Ventures as a repayment of notes receivable. The resulting free cash flow for Q1 was $484 million.

SanDisk’s share of the Flash Ventures Q1 capital investments was $390 million, with the majority of the investment relating to the planned 5% wafer capacity increase, and to a lesser extent, equipment for the technology transition to 3D NAND. Flash Ventures financed these investments with joint venture working capital as well as new equipment leases, of which SanDisk’s share was approximately $223 million. SanDisk’s off-balance sheet joint venture equipment lease guarantees totaled $984 million at the end of Q1.

Commentary on Balance Sheet
SanDisk’s convertible notes are now all classified as short-term, reflecting March 1, 2016 notices sent to the holders in anticipation of the closing of the acquisition by Western Digital that resulted in the 2020 convertible notes being convertible as of March 8, 2016, in addition to the 2017 convertible notes which were already convertible.

The balance sheet also includes a $418 million current liability related to the negotiated termination of warrants associated with our 2017 convertible notes. Because these warrants have been terminated, they require payment at the earlier of acquisition close or August 2017 and therefore the payment amount has been reclassified from equity to liability. The warrants associated with our 2020 convertible notes were amended, and would be terminated and require payment only in conjunction with closing of the acquisition. As a result they continue to be classified in equity.

At the end of Q1, SanDisk’s “Available Cash” as defined in the Western Digital/SanDisk merger agreement, was $4.481 billion, reflecting total cash, cash equivalents and marketable securities of $4.634 billion less $153 million of cash that would be taxed if repatriated to the United States. The relevant Available Cash targets in the merger agreement are $4.049 billion for a closing before June 30, 2016 and $4.139 billion for a closing on or after June 30, 2016. We expect our Available Cash to continue to exceed these targeted levels at closing of the acquisition.

Commentary on Technology & Operations
In March 2016, Toshiba announced plans to construct a new wafer fab in Yokkaichi, which will be used to provide additional cleanroom space for expanded 3D NAND production. SanDisk intends to extend the JV partnership with Toshiba to the new wafer fab, providing the cleanroom space needed for continued conversion of 2D NAND capacity to 3D NAND. We are now receiving initial 3D NAND production output from the new Fab 2 facility, and we have also begun OEM qualification work on 3D NAND. We are on track for the development of the next generation 3D NAND, which we expect to be in volume production in the first half of 2017.

In the first quarter, we began the planned 5% wafer capacity expansion comprised of both 2D and 3D NAND, in Yokkaichi, with completion expected in the second quarter of 2016. Our back-end supply chain operations executed well in Q1, responding to demand upsides and continuing to be ranked best in class in on-time delivery and support by nearly all of our top OEM and enterprise customers. Our captive assembly and test facilities in Shanghai and Penang along with our network of contract manufacturing partners continue to provide us with the scale and agility to meet our customer requirements.

Management’s Forward Looking Commentary
We expect the acquisition by Western Digital to close in the second calendar quarter. In the quarter of close, Western Digital’s results will include SanDisk results only from the acquisition date forward. Additionally, purchase accounting will impact many aspects of the SanDisk financial results, both GAAP and non-GAAP, including by substantially eliminating deferred revenue, which for SanDisk includes all shipments that have not yet been sold through by our retail customers and some of our commercial customers. Furthermore, differences in the accounting policies between SanDisk and Western Digital will impact many aspects of the future financial results of the SanDisk business. Due to these upcoming changes, we are providing guidance on selected factors that may impact future results, but we are suspending specific forward-looking forecasts of revenue, gross margin and expenses.

Selected Factors Impacting Future Results:
Foreign exchange rates: The yen has strengthened considerably against the U.S. dollar in recent months. Using the yen to U.S. dollar exchange rate of 121 in our cost of sales as a starting point, combined with current gross margin levels and product mix, we estimate that a movement of 10% in the yen to dollar exchange rate would have an impact of approximately 300 basis points on our gross margin to the extent no hedges have been placed. We have locked in a portion of the yen purchases required for our 2016 wafer purchases, however, purchase accounting in the Western Digital acquisition may eliminate the P&L impact of any hedges existing at the close of the acquisition.

Industry & SanDisk Supply growth: Our estimate of 2016 NAND industry bit supply growth remains unchanged in the low 30% range. We expect SanDisk’s 2016 bit supply growth to be somewhat lower than the industry average, likely close to 30%. We continue to estimate that 3D NAND will represent 15% to 20% of the industry’s total NAND wafer capacity exiting 2016. We estimate SanDisk’s 3D NAND wafer capacity to be approximately 15% of our total wafer capacity exiting 2016.

Capital investments: Estimated 2016 fab and non-fab capital investments remain between $1.7 billion and $1.8 billion. Based on expected joint venture working capital and continued use of joint venture equipment lease financing, we continue to forecast the total 2016 cash usage for this capital investment to be approximately 25% to 30% of the gross investment. In Q1 we had a net cash inflow related to our joint venture and non-fab investments, and over the remainder of the year we expect a net cash outflow.

Conclusion
We are pleased with the performance of our business and the year-over-year growth in our first quarter revenue, earnings and cash flow. The SanDisk team is focused on continuing to drive our positive momentum, and we look forward to closing the pending combination with Western Digital.

SanDisk and SanDisk Ultra trademarks of SanDisk Corporation, registered in the United States and other countries.  InfiniFlash, iXpand and iNAND are trademarks of SanDisk Corporation. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).
© 2016 SanDisk Corporation. All rights reserved.

Forward-Looking Statements
The business and financial commentary contains certain forward-looking statements, including those regarding our expectations for: our financial, operational and strategic plans and priorities; growth of enterprise SSD usage and enterprise revenues; gaining qualifications and customer adoption of our products; product and product category share and revenue growth and market position; industry trends such as growth of automotive, connected home and industrial; timing of production ramps; extending the JV partnership with Toshiba to a new wafer fab; 3D NAND development, development of next generation of 3D NAND, capacity expansion, production ramp and output timing; impact of movements in yen to dollar exchange rate; industry bit supply and SanDisk bit supply in 2016; expected date of closing of the acquisition by Western Digital Corporation (“Western Digital”); level of Available Cash and ability to meet relevant targets in the merger agreement with Western Digital; capital investment plans and cash usage; and continued use of joint venture equipment lease financing, that are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.

Risks that may cause these forward-looking statements to be inaccurate include, among others: (a) the announcement and pendency of our merger agreement with Western Digital or the failure of the pending merger to be completed on a timely basis, or at all, or any materially burdensome conditions that may be imposed, or inability to achieve the expected benefits from the acquisition; (b) inability to complete the merger due to failure to satisfy conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (c) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (d) failure to effectively or efficiently execute on our financial, operational or strategic plans or priorities, which may change, may not have the effects that we anticipate or otherwise be successful on the timeline that we expect or at all or may have unanticipated consequences; (e) changes in industry supply and demand environment, and production and pricing levels being different than what we anticipate; (f) competitive pricing pressures or product mix changes, resulting in lower average selling prices, lower revenues and reduced margins; (g) excess or mismatched captive memory output, capacity or inventory, resulting in lower average selling prices, financial charges and impairments, lower gross margin or other consequences, or insufficient or mismatched captive memory output, capacity or inventory, resulting in lost revenue and growth opportunities; (h) inability to develop, or unexpected difficulties or delays in developing or ramping with acceptable yields, new technologies, such as 3D NAND technology, 3D ReRam, or the failure of new technologies to effectively compete with those of our competitors; (i) inability to reduce product costs to keep pace with reductions in average selling prices, resulting in lower or negative product gross margin; (j) potential delays in product development or lack of customer acceptance and qualification of our solutions, including on new technologies, particularly our 3D NAND technology, enterprise solutions, client SSDs and embedded flash storage solutions; (k) slower than anticipated growth, lower than anticipated demand or weakness in demand in one or more of our product categories, such as enterprise, embedded products or SSDs, or adverse changes in our product or customer mix; (l) failure to successfully sell enterprise solutions on the timelines or in the quantities we expect or transition our enterprise customers to our leading edge solutions; (m) failure or delays in making new products or technologies available in the manner and capacities we anticipate, whether due to technology or supply chain difficulties or other factors; (n) our 15 nanometer process technology, our X3 NAND memory architecture, our 3D NAND technology or our solutions utilizing these new technologies may not be available when we expect, in the capacities we expect or perform as expected; (o) failure to continue to expand or manage the risks associated with our ventures, strategic partnerships and commercial relationships, such as with Toshiba, including the risk of early termination; (p) inability to achieve the expected benefits from acquisitions and strategic relationships in a timely manner, or at all; (q) industry and technology trends not occurring in the timeline we anticipate or at all; (r) capital investments requiring additional cash or the unavailability of lease financing on terms acceptable to us, and (s) the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in our Securities and Exchange Commission filings and reports, including, but not limited to, our Annual Report on Form 10-K for the year ended January 3, 2016, and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Western Digital and declared effective on February 5, 2016.

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on SanDisk Corporation’s (“SanDisk”) current expectations, estimates and projections about the proposed merger, its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the failure to satisfy conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger. The forward-looking statements in this document speak only as of the date of the particular statement. Neither SanDisk nor Western Digital undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2016, and its quarterly reports filed on Form 10-Q for fiscal year 2015, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015 and its quarterly reports filed on Form 10-Q for the current fiscal year.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Western Digital filed with the SEC a Registration Statement on Form S-4 which includes a joint proxy statement/prospectus of SanDisk and Western Digital. The Registration Statement on Form S-4 was declared effective on February 5, 2016. Each of SanDisk and Western Digital are providing the joint proxy statement/prospectus to their respective stockholders. SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov). In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.